Exhibit 99.12

Wipro Limited - Results for the six months period ended September 30, 2004

Wipro Limited - Consolidated Audited Segment-wise
Business performance for the quarter and six months period ended
September 30, 2004 (In Rs. Million)

	Quarter ended			Six months ended
	September 30,			September 30,			Year ended
Particulars	2004	2003	Growth %	2004	2003	Growth %	March 31, 2004
Segment Revenue
Global IT Services and Products	15,020	10,300	46	28,456	19,555	46	43,575
India and AsiaPac IT Services and Products	3,004	2,138	41	5,701	3,740	52	9,762
Consumer Care and Lighting	1,160	882	32	2,207	1,680	31	3,649
Others	601	425	41	1,112	760	46	1,826
Total	19,785	13,745	44	37,476	25,735	46	58,812
Profit Before Interest and Tax (PBIT)
Global IT services and Products	4,132	2,140	93	7,754	4,060	91	9,539
India and AsiaPac IT Services and Products	220	140	57	356	232	53	792
Consumer Care and Lighting	167	137	22	320	274	17	551
Others	131	53	147	139	109	28	277
Total	4,650	2,470	88	8,569	4,675	83	11,159
Interest and Other Income	159	197		413	343		873
PROFIT BEFORE TAX	4,809	2,667	80	8,982	5,018	79	12,032
Income Tax expense	(702)	(360)		(1,313)	(592)		(1,681)
Profit before equity in earnings / (losses) of Affiliates and minority interest	4,107	2,307	78	7,669	4,426	73	10,351
Equity in earnings of affiliates	32	6		62	(48)		23
Minority interest	(22)	(11)		(44)	(14)		(59)
PROFIT AFTER TAX	4,117	2,302	79	7,687	4,364	76	10,315
Earnings per share - EPS ( PY: Adjusted EPS for bonus issue in ratio of 2:1 ) - in Rs.
Basic	5.93	3.32		11.07	6.29		14.87
Diluted	5.91	3.32		11.04	6.29		14.85
Operating Margin
Global IT Services and Products	28%	21%		27%	21%		22%
India and AsiaPac IT Services and Products	7%	7%		6%	6%		8%
Consumer Care and Lighting	14%	16%		14%	16%		15%
Total	24%	18%		23%	18%		19%
Capital employed*
Global IT Services and Products	23,342	19,210		23,342	19,210		21,732
India and AsiaPac IT Services and Products	1,842	1,236		1,842	1,236		1,941
Consumer Care and Lighting	721	538		721	538		596
Others	20,901	18,695		20,901	18,695		14,498
Total	46,806	39,679		46,806	39,679		38,767
Capital Employed Composition
Global IT Services and Products	50%	49%		50%	49%		56%
India and AsiaPac IT Services and Products	4%	3%		4%	3%		5%
Consumer Care and Lighting	2%	1%		2%	1%		2%
Others	44%	47%		44%	47%		37%
Total	100%	100%		100%	100%		100%
Return on average capital employed:
Global IT Services and Products	73%	44%		69%	43%		47%
India and AsiaPac IT Services and Products	42%	42%		38%	40%		53%
Consumer Care and Lighting	89%	98%		97%	90%		86%
Total	42%	26%		40%	25%		30%

* This includes cash and cash equivalents of Rs. 20,374 (2004: Rs. 21,760 and 2003: Rs. 17,475).

Wipro Limited – Stand alone – Parent Company
Audited Financial Results for the Six months period
ended September 30, 2004 (In Rs. Million)

	Three months ended		Six months ended		Year ended
	September 30,		September 30,		March 31,
Particulars	2004	2003	2004	2003	2004
Net Income from Sales / Services	17,438	12,086	33,065	22,624	51,685
Cost of Sales / Services
a. Consumption of raw materials	2,481	1,866	4,725	3,215	8,209
b. Other expenditure	8,365	5,861	15,862	10,960	24,791
Gross Profit	6,592	4,359	12,478	8,449	18,685
Selling and Marketing expenses	1,247	1,097	2,496	2,197	4,506
General and Administrative expenses	703	565	1,360	1,181	2,717
Operating Profit before interest and depreciation	4,642	2,697	8,622	5,071	11,462
Interest expense	17	6	27	11	35
Depreciation	426	369	798	681	1,516
Operating Profit after interest and depreciation	4,199	2,322	7,797	4,379	9,911
Other income	169	199	437	346	912
Profit before tax	4,368	2,521	8,234	4,725	10,823
Provision for tax	667	373	1,265	610	1,674
PROFIT FOR THE PERIOD	3,701	2,148	6,969	4,115	9,149
Paid up equity share capital	1,398	465	1,398	465	466
Reserves	40,948	36,956	40,948	36,956	34,610
Earnings per share (EPS) - in Rs. ( PY: Adjusted EPS for bonus issue in ratio of 2:1 )
Basic	5.33	3.10	10.04	5.93	13.19
Diluted	5.31	3.10	10.01	5.93	13.17
Aggregate of non-promoters shareholding
Number of shares ( PY: Adjusted EPS for bonus issue in ratio of 2:1 )	114,213,543	112,320,081	114,213,543	112,320,081	113,539,326
Percentage of holding	16.34	16.10	16.34	16.10	16.26
Details of expenditure
Items exceeding 10% of total expenditure
Staff Cost	6,713	4,737	12,912	9,074	20,495
Travel	1,317	1,184	2,478	2,287	4,543

Status of Redressal of Complaints received for the
period from July 1, 2004 to September 30, 2004

	Opening balance	Complaints received	Complaints disposed
Nature of Complaints	for the quarter	during the quarter	during the quarter	Unresolved
Complaints with respect to transfer / transmission / split / consolidation / exchange / duplicate issue of shares	0	3	3	0
Complaints with respect to Dematerialisation / Rematerialisation of shares	0	0	0	0
Complaints with regard to non-receipt of Corporate benefits like Dividend / Interest / Bonus Shares	0	232	232	0

Total	0	235	235	0

Notes to segment report:

(In Rs. Million)

	Quarter ended				Six months ended
Geography	September 30,				September 30,
	2004	%	2003	%	2004	%	2003	%
India	4,356	22	3,296	24	8,368	22	5,973	23
USA	10,441	53	7,347	53	19,736	53	13,855	54
Rest of the world	4,988	25	3,102	24	9,372	25	5,907	23

Total	19,785	100	13,745	100	37,476	100	25,735	100

1. The segment report of Wipro Limited and its consolidated subsidiaries and associates has been prepared in accordance with the Accounting Standard 17 “Segment Reporting” issued by the Institute of Chartered Accountants of India.

2. The Company has three geographic segments: India, USA and Rest of the World. Significant portion of the segment assets are in India. Revenue from geographic segments based on domicile of the customers is outlined in the table alongside.

3. For the purpose of reporting, business segments are considered as primary segments and geographic segments are considered as secondary segment.

4. As of September 30, 2004, forward contracts to the extent of USD 263 Mn have been assigned to the foreign currency assets in the balance sheet date. These assets are valued at the forward contract rate, adjusted for premium / discount in respect of the expired period.

The Company has designated certain forward contracts to hedge highly probable forecasted transactions. The gain or loss on these forward contracts is recognized in the profit and loss account in the period in which the forecasted transaction is expected to occur. In certain cases, the Company has entered into forward contracts having a maturity earlier than the period in which the hedged transaction is forecasted to occur. The gain / loss on rollover / cancellation / expiry of such contracts is recognized in the profit and loss account in the period in which the forecasted transaction is expected to occur, till such time the same is grouped under Loans and Advances.

The Company has also entered into option contracts. These option contracts have not been designated as hedge and consequently, they are marked to market at each balance sheet date and the gains / loss is recognized in the profit and loss account of the respective period.

The Company had forward contracts to sell of USD 860 Mn in respect of forecasted transactions as at the balance sheet date. The effect of marking to market and effect on intermediary rollover / expiry of the said forward contracts is unfavorable exchange difference of Rs. 1,878 Mn, the final impact of which will be recognized in the profit and loss account of the respective periods in which the forecasted transactions are expected to occur.

Had the Company continued to follow the earlier accounting policy, the profit would have been lower by Rs. 139 Mn for the quarter ended and Rs. 494 Mn. for six months ended September 30, 2004.

5. a) In accordance with Accounting Standard 21 “Consolidated Financial Statements” issued by the Institute of Chartered Accountants of India, the consolidated financial statements of Wipro Limited include the financial statements of all subsidiaries which are more than 50% owned and controlled.

b) The Company has a 49% equity interest in Wipro GE Medical Systems Private Limited (WGE), a joint venture with General Electric, USA. The joint venture agreement provides specific rights to the joint venture partners. The Management believes that these specific rights do not confer joint control as defined in Accounting Standard 27 “Financial Reporting of Interest in Joint Venture”. Consequently, WGE is not considered as a joint venture and consolidation of Financial statements are carried out as per equity method in terms of Accounting Standard 23 “Accounting for Investments in Associates in Consolidated Financial statements”.

c) In accordance with the guidance provided in Accounting Standard 23 “Accounting for Investments in Associates in Consolidated Financial Statements” WeP Peripherals have been accounted for by equity method of accounting.

Notes :

1. The above financial results were approved by the Board of Directors of the Company at its meeting held on October 15, 2004.

2. There are no qualifications in the report issued by the Auditors for these periods.

3. Corresponding figures for previous periods presented have been regrouped, where necessary, to confirm to this period classification.

By order of the Board
Place: Bangalore	Azim H Premji
Date: October 15, 2004	Chairman and Managing Director

WIPRO LIMITED
Regd. Office: Doddakannelli,
Sarjapur Road, Bangalore - 560 035.
www.wipro.com